15049189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 0 2 2015 Washington DC 201

SEC FILE NUMBER
8-69280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IEX Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 World Trade Center, 30th Floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Schwall (646) 568-2324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Center	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/13

AFFIRMATION

I, John Schwall, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to IEX Services LLC, as of December 31, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President & Treasurer
Title

Notary Public

BENJAMIN BARUCH AISEN
Notary Public, State of New York
No. 02AI6247140
Qualified in New York County
Commission Expires Aug. 22, 2015

IEX SERVICES LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

SEC ID Number – 8-69280

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IEX Services LLC:

We have audited the accompanying statement of financial condition of IEX Services LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of IEX Services LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2014

Assets

Cash	$9,275,848
Receivables from subscribers	5,802,036
Receivables from clearing firm	500,216
Receivables from exchanges	465,536
Prepaid expenses	227,920
TOTAL ASSETS	$16,271,556

Liabilities and Member's Deficit

Liabilities:	
Payables to subscribers	$391
Payables to parent	1,970,881
Accrued liabilities	2,101,181
TOTAL LIABILITIES	4,072,453
Subordinated borrowings	13,844,555
Member's deficit:	
Member's deficit	(1,645,452)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$16,271,556

See notes to Statement of Financial Condition

1. Organization and Nature of Business

IEX Services LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware LLC and a wholly-owned subsidiary of IEX Group, Inc.

The Company operates an Alternative Trading System ("ATS") which provides execution services for its broker-dealer subscribers. The Company also offers order routing services to other venues.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition includes all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Use of Estimates

The preparation of the statement of financial condition is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ materially from those estimates.

Revenue Recognition

The Company's primary business is matching equity shares on its trading system for its subscribers. Matched fees for shares whose price is $1.00/share or greater are assessed a charge of 9 mils per share ($0.09 per 100 shares). For shares whose price is less than $1.00 a fee of 0.30% of the total notional value of the trade (shares x price) is assessed. The Company also offers order routing services to away venues on a cost-plus-1-mil basis ($0.01 per 100 shares).

Regulatory transaction fees represent Section 31 fees paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934 by the exchanges. The Company records Regulatory transaction fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the Company's clearing firm.

Income Taxes

The Company is included in the income tax returns filed by the Parent, which files as a C-corporation. Income taxes are calculated as if the Company filed on a separate return basis and as a C-corporation. The Company records income tax expense (benefit) using the asset and liability method, under which recognition of deferred tax assets and related valuation allowance and

liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized. At December 31, 2014, based upon its evaluation of the Company's current result of operations, the Company recorded a full valuation allowance on its deferred tax asset. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their recorded net amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes." The Company did not record a liability for unrecognized tax benefits. The Company has no tax positions at December 31, 2014 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized for the period from January 1, 2014 through December 31, 2014. The Company had no accruals for interest and penalties at December 31, 2014.

Fair Value of Financial Instruments

The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value. All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for Cash which is considered Level 1.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers (Topic 606)", which supersedes the revenue recognition guidance in ASC 605, "Revenue Recognition". The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is

not permitted. The Company is evaluating this guidance, but does not expect it to materially impact the financial statement of the Company.

In June 2014, the FASB issued ASU 2014-12, "Compensation – Stock Compensation (Topic 718)", which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 will become effective for annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The Company is evaluating this guidance, but does not expect it to materially impact the financial statement of the Company.

3. Concentration of Credit Risk and Major Subscribers

Cash

The Company maintains cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2014, the Company had deposits at a financial institution in excess of FDIC limits of $9,025,848.

Credit Risk and Major Subscribers

For the period beginning January 1, 2014 through December 31, 2014, four subscribers accounted for approximately 34% of the Company's revenues. At December 31, 2014, approximately $1,972,000 was due from these subscribers, approximately $1,000,000 of which was specific to routed volume.

4. Receivables From and Payables to Subscribers, Clearing Firm and Exchanges

As of December 31, 2014, the Company had amounts receivable from, and payable to, Subscribers, Clearing Firm and Exchanges as follows:

	Receivables	Payables
Subscribers	$5,802,036	$391
Clearing Firm	500,216	0
Exchanges	465,536	0
	$6,767,788	$391

Receivables from subscribers consists of all trading fees (Matched, Routed and Regulatory Transaction Fees) billed to the Company's subscribers.

The Clearing Firm receivable consists of a $500,000 security deposit and $216 in interest, accumulated at the interest rate as defined in the clearing agreement.

The Exchanges receivable consists of rebates from exchanges.

5. Related Party Transactions

Subordinated Loan Agreement

The Company entered into a Subordinated Loan Agreement ("SLA") on September 13, 2013 with the Parent in order to fund its operations. The SLA is for $13,000,000 with a 5% per annum interest charge with a three year term, maturing on September 12, 2016. The terms and conditions of the SLA do not allow for any payment of interest or principal prior to the first year anniversary of the agreement (September 13, 2014). The total interest payable due at maturity will be $1,950,000 of which $844,555 has been accrued through December 31, 2014.

The Subordinated Loan and related interest accrual are included in subordinated borrowings and are allowable in computing net capital under the SEC's Uniform Net Capital Rule and approved by FINRA. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Software License and Expense Sharing Agreement

The Company entered into a Software License and Expense Sharing Agreement ("ESA") with the Parent on October 1, 2013 to reimburse the Parent on a monthly basis for expenses incurred on the Company's behalf. Included in the ESA is a quarterly Software License Fee for the use of the technology which operates its ATS and is the property of the Parent. At December 31, 2014, amounts due to parent relating to the ESA was $1,970,881, payable within 30 days.

6. Income Taxes

At December 31, 2014, the Company had a deferred tax asset of $573,193 relating to net operating loss carryforwards and a full valuation allowance of the same amount.

The difference between federal income tax expense under the separate return method and payable to the Parent has been recorded as a capital contribution since no payment will be made in accordance with the ESA.

At December 31, 2014, the Company has a federal net operating loss carryforward for income tax purposes of $1,183,973 which will expire in 2033.

The jurisdictions open for audit are Federal, New York State and New York City from 2013 to date.

7. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $5,703,611, which exceeded the minimum requirement of $1,000,000 by $4,703,611. The Company's ratio of aggregate indebtedness to net capital was .71 to 1.

8. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred as of the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position.

9. Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, which is the date the statement of financial condition was available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the statement of financial condition.